Exhibit 4.27

Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [***] indicates that information has been omitted.

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”) is made effective as of December 13th, 2021, (the “Effective Date”), by and between LifeMD, Inc., a Delaware corporation (the “Company”), having corporate headquarters at 236 Fifth Avenue, Suite 400, New York, NY 10001, and Dennis Wijnker, an individual and resident of the State of California with an address at 2732 Tucker Lane, Los Alamitos, CA 90720 (the “Employee”).

The Company and Employee are hereinafter sometimes referred to collectively as the “Parties” and individually as a “Party.”

WlTNESSETH:

WHEREAS, the Company desires to employ, and Employee agrees to work in the employ of the Company; and

WHEREAS, the Parties hereto desire to set forth the terms of Employee’s employment with the Company.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained, the Company and Employee hereby agree as follows:

1. Employment. The Company hereby employs Employee, and Employee hereby accepts employment by the Company, on the terms and conditions hereinafter set forth.

2. Duties and Responsibilities.

(a) Commencing as of the Effective Date, Employee shall serve in the position of Chief Technology Officer. During the Employment Term, Employee shall (i) be subject to all of the Company’s policies, rules, and regulations applicable to its executives, (ii) report to, and be subject to the direction and control of, Officer, Director, and Co-founder Stefan Galluppi and (iii) perform such duties commensurate with Employee’s position as shall be assigned to Employee.

(b) During the term of Employee’s employment, and excluding any vacation, paid holiday, and sick and personal leave to which Employee may be entitled under this Agreement or applicable federal, state, or local law, Employee agrees to devote substantially all of his business time, energies, skills, and attention to the business and affairs of the Company and any corporation, partnership, limited liability company, or other entity owned or controlled, directly or indirectly, by the Company (each, a “Subsidiary”), to the extent necessary to discharge the responsibilities assigned to Employee hereunder, to use Employee’s reasonable best efforts to perform faithfully, effectively, and efficiently such responsibilities. During the term of Employee’s employment, it shall not be a violation of this Agreement for Employee to (i) serve on corporate, civic or charitable boards or committees, (ii) deliver lectures or fulfill speaking engagements, (iii) perform pro bono legal work or (iv) manage personal investments, so long as such activities do not (A) violate the terms of this Agreement or any other agreement between Employee and the Company, or between the Company and any third party or (B) constitute an actual or prospective conflict of interest or otherwise interfere with the performance of Employee’s responsibilities as an employee of the Company in accordance with this Agreement.

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(c) To induce the Company to enter into this Agreement, Employee represents and warrants to the Company that he is subject to no restraint, limitation, or restriction by virtue of any agreement or arrangement, or by virtue of any law or rule of law or otherwise which would impair [his/her] right or ability (i) to enter the employ of the Company or (ii) to perform fully his duties and obligations pursuant to this Agreement.

3. Term of Employment. This Agreement and the employment relationship and terms hereunder shall continue from the Effective Date until Employee’s employment is terminated by either the Company or Employee pursuant to Section 7 (the “Employment Term”).

4. Compensation. In consideration for all services rendered by Employee to the Company during the Employment Term, and the covenants and agreements of Employee set forth herein (including without limitation the Amendment and Waiver provision in Section 8), the Company shall pay or cause to be paid to Employee, and Employee shall accept, the payments and benefits set forth in this Section 4. The Company shall be entitled to deduct and/or withhold from the compensation amounts payable under this Agreement, all amounts required or permitted to be deducted or withheld under any federal, state, or local law or regulation, or in connection with any Bonus Plan (as defined below) or Benefit Plan (as defined below) in which Employee participates and which mandates a contribution, assessment, or co-payment by the participants therein.

(a) Base Salary. The Company shall pay Employee a base salary at the rate of $[***] per calendar year, which amount shall be subject to adjustment as set forth below (the “Base Salary”). Employee’s Base Salary shall be paid in approximately equal installments in accordance with the Company’s regular practices, as such practices may be modified from time to time. During the Employment Term, Employee’s Base Salary shall be reviewed annually (on a calendar year basis) by and shall be subject to adjustment at the discretion of the Company. “Base Salary” as used in this Agreement shall refer to the Base Salary as so adjusted from time to time.

(b) Bonus Plans. Employee shall be eligible to receive a discretionary “Performance Bonus” for each calendar year during the Employment Term. The Performance Bonus, if any, shall be determined on a calendar year basis in the Company’s sole discretion, with a target of 15% of the Base Salary, and shall be paid as and when determined by the Board, but typically no later than March 15 of the calendar year following the year to which the Performance Bonus is attributable. Exemplary performance metrics pertinent to the award of a Performance Bonus will be determined and further specified by Mr. Galluppi in coordination with LifeMD’s Chief Financial Officer, and include but are not limited to:

●	Successfully execute (on the technology side) with the LifeMD platform;

○	Integrating/building/optimizing LifeMD’s core services:

■	Prescryptive Health/coupon discount infrastructure
■	Integration of hardware services;
■	Buildout XZY road mapped app features;
■	Buildout of the pharmacy management infrastructure

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(c) Benefit Plans. Employee shall be eligible to participate in all benefit plans of the Company, including without limitation—and to the extent available and/or offered—medical coverage, dental, vision, life insurance, 401k plan, and/or other benefits that may be provided by the Company, from time to time, to Company employees of comparable status, subject to, and to the extent that, Employee is eligible under each such benefit plan in accordance with their respective terms (i.e., after the passage of any pre-required amount of service pursuant to each benefit plan). For example, medical benefits commence for your position on the first day of the month following the first day of employment, whereas the Employee 401(k) plan commences after 3 months of service.

(d) Stock Option. The Board has approved, and Employee shall be entitled to—on December 29, 2021 (the “Grant Date”)—a nonqualified stock option (the “Stock Option”) to purchase up to 80,000 shares of the Company’s common stock with an exercise price equal to the closing price of the Company’s common stock on the Grant Date. The Stock Option shall be granted subject to a standalone non-statutory stock option agreement pursuant to the NASDAQ inducement grant exception and shall be subject to the terms thereof (the “Option Agreement”). Provided the Employee’s service with the Company continues through each applicable vesting date, the Stock Option shall vest and become exercisable in three equal installments, based on the passage of 12 month increments of time over the 36 months following the Grant Date. Upon the consummation of a “change in control event” (as defined in Section 409A of the Code), any unvested Stock Option for the installment when the change in control event occurs shall vest in a pro rata fashion for that installment. All other terms of the Stock Option shall be governed by the Plan and the Option Agreement. The Stock Option is intended to be exempt from Section 409A of the Code and shall be administered and interpreted consistent with such intent.

(e) Signing Bonus. The Company shall pay Employee a one-time signing bonus of $10,000 to be paid in ten equal and consecutive monthly installments of $1,000 each, with the first monthly installment paid after completion of the first full month of employment.

5. Additional Benefits. During the Employment Term, Employee shall receive a total of 15 days per calendar year of paid vacation and other time off. During the Employment Term, Employee shall be eligible to receive any other employment benefits that may be provided by the Company from time to time to Company employees of comparable status, subject to, and to the extent that, Employee is eligible under such benefits in accordance with their respective terms. The Company reserves the right to change benefits from time to time in its discretion.

6. Covenants of Employee.

(a) Employee will truthfully and accurately make, maintain, and preserve all records and reports that the Company may from time-to-time reasonably request or require;

(b) Employee will obey all rules, regulations, and reasonable special instructions applicable to Employee, and will be loyal and faithful to the Company at all times, constantly endeavoring to improve Employee’s ability and knowledge of the business in an effort to increase the value of Employee’s services to the mutual benefit of the Parties;

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(c) Employee will make available to the Company all information Employee has knowledge relating to the business of the Company or any of its Subsidiaries and will make all suggestions and recommendations which Employee feels will be of benefit to the Company;

(d) Employee will fully account for all money, records, goods, wares, and merchandise or other property belonging to the Company of which Employee has custody, and will pay over and deliver the same promptly whenever and however he may be reasonably directed to do so;

(e) During employment with the Company, its subsidiaries, and thereafter, the Employee will not divulge, transmit or otherwise disclose (except as legally compelled by court order), directly or indirectly, any confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or its affiliates or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company and its affiliates. The Employee will not use, directly or indirectly, any confidential information of the Company and its affiliates for the benefit of anyone other than the Company or its affiliates.

(f) All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form) or property relating or belonging to the Company and its affiliates, whether prepared by the Employee or otherwise coming into [his/her] possession in the course of the performance of [his/her] services, shall be the exclusive property of the Company and shall be immediately delivered to the Company and not retained by the Employee (including, without limitations, any copies thereof) upon termination of employment for any reason whatsoever.

(g) While employed by the Company and its subsidiaries and for a period of twelve (12) months thereafter (the “Restricted Period”), the Employee shall not, within any jurisdiction or marketing area in which the Company or any of its affiliates is doing business, directly or indirectly—limited to telehealth or telemedicine businesses—(i) participate in the ownership, management, operation, or control of; or (ii) consult with, be employed by, or otherwise render services to any said telehealth or telemedicine business. During the Restricted Period, the Employee shall not, privately or publicly: (i) solicit for business or accept the business of, any person or entity who is, or was at any time within the previous twelve (12) months, a customer of the Company (or potential customer with whom the Company had initiated contact) or its affiliates, unless Employee had contacts with said customer or potential customer prior to signing these Employment Terms; (ii) disparage or make derogatory, pejorative, or offensive remarks about the Company, it affiliates, or its brands, products, and offerings.

(h) Employee represents and warrants that Employee’s performance under these Terms does not and will not violate the terms of any other agreement to which Employee is a party, including, without limitation, confidentiality, or non-competition agreements.

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(i) Employee understands that in his performing work for the Company, he will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person that Employee has an obligation of confidentiality. Rather, Employee further understands that he will be expected to use only that information which is generally known and used by persons with training and experience comparable to his own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. Employee agrees that he will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom Employee has an obligation of confidentiality. Employee hereby represents that he has disclosed to the Company any contract he has signed that may restrict Employee’s activities on behalf of the Company.

(j) Employee acknowledges and understands that the securities of the Company are publicly traded and subject to the Securities Act of 1933 and the Securities Exchange Act of 1934. As a result, Employee acknowledges and agrees that (i) he is required under applicable securities laws to refrain from trading in securities of the Company while in possession of material nonpublic information and to refrain from disclosing any material nonpublic information to anyone except as permitted by this Agreement in connection with the performance of Employee’s duties hereunder, and (ii) he will communicate to any person to whom Employee communicates any material nonpublic information that such information is material nonpublic information and that the trading and disclosure restrictions in clause (i) above also apply to such person.

7. Termination of Employment. Employee’s employment with the Company will be “at-will.” Either the Company or Employee can terminate the employment at any time and for any reason, with or without notice by the Company, and with at least two weeks written notice by Employee. If Employee’s employment is terminated without cause, Employee will receive severance pay equal to Employee’s monthly Base Salary for three months from the date of termination of employment.

The Company may terminate the employment of the Employee with cause if the Company determines that, for example, Employee has:

(a)	materially breached any provision hereof or habitually neglected the duties which Employee was required to perform under any provision of this Agreement;

(b)	misappropriated funds or property of the Company or otherwise engaged in acts of dishonesty, fraud, misrepresentation, or other acts of moral turpitude, even if not in connection with the performance of Employee’s duties hereunder, which could reasonably be expected to result in serious prejudice to the interests of the Company if Employee were retained as an employee;

(c)	secured any personal profit not completely disclosed to and approved by the Company in connection with any transaction entered into on behalf of or with the Company or any affiliate of the Company; or

(d)	failed to carry out and perform duties assigned to Employee in accordance with the terms hereof in a manner acceptable to the Company after a written demand for substantial performance is delivered to Employee which identifies the manner in which Employee has not substantially performed Employee’s duties and provided further that Employee shall be given a reasonable opportunity to cure such failure.

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For purposes of this section, the Employee shall not be terminated for Cause without (i) reasonable notice to the Employee setting forth the reasons for the Company’s intention to Terminate for Cause and a reasonable opportunity to cure such situation (if capable of cure), (ii) an opportunity for the Employee, together with counsel, to be heard before the General Counsel and/or Chief Executive Officer of the Company, and (iii) delivery to the Employee of a notice of termination from the Company, finding that, in the good faith opinion of the General Counsel and/or Chief Executive Officer, the Employee had engaged in the conduct set forth above and specifying the particulars thereof in detail.

8. Amendment and Waiver. This Agreement may not be changed orally but only by written documents signed by the Party against whom enforcement of any waiver, change, modification, extension or discharge is sought; however, the amount of compensation to be paid to Employee for services to be performed for the Company hereunder may be changed from time to time by the Parties by written agreement without in any other way modifying, changing or affecting this Agreement or the performance by Employee of any of the duties of his employment with the Company. Any such written agreement shall be, and shall be conclusively deemed to be, a ratification and confirmation of this Agreement, except as expressly set forth in such written amendment. The waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any subsequent breach thereof, nor of any breach of any other term or provision of this Agreement.

9. Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) three business days after being received by registered or certified mail, return receipt requested, postage prepaid, or (b) three business days after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in the case of the Company, to its principal office address or to legal@lifemd.com with confirmed return receipt, and in the case of Employee, to Employee’s residence address as shown on the records of the Company, Employee’s address on this Agreement (if not a residence), dwijnker@gmail.com, or may be given by personal delivery thereof.

10. Severability. When possible, each provision of this Agreement shall be interpreted in such manner as to be valid and enforceable under applicable law. If any provision shall be invalid, unenforceable, or prohibited by applicable law, then in lieu of declaring such provision invalid or unenforceable, to the extent permitted by law (a) the Parties agree that they will amend such provision to the minimal extent necessary to bring such provision within the ambit of enforceability, and (b) any court of competent jurisdiction may, at the request of either party, sufficiently revise, reconstruct, or reform such provision to cause it to be valid and enforceable.

11. Entire Agreement. This Agreement forms the complete and exclusive statement of Employee’s employment agreement with the Company. It supersedes any other agreements, representations or promises made to Employee by anyone, whether oral or written. Changes in Employee’s employment terms, other than those changes expressly reserved to the Company’s discretion in this Agreement, require a written modification signed by an officer of the Company.

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12. Force Majeure. Neither of the Parties shall be liable to the other for any delay or failure to perform hereunder, which delay or failure is due to causes beyond the control of said Party, including, but not limited to acts of God; acts of the public enemy; acts of the United States of America or any state, territory, or political subdivision thereof or of the District of Columbia; fires; floods; epidemics, quarantine restrictions; strike or freight embargoes. Notwithstanding the foregoing provisions of this Section 12, in every case the delay or failure to perform must be beyond the control and without the fault or negligence of the Party claiming excusable delay.

13. Dispute Resolution. In the event of any dispute arising under or pursuant to this Agreement, the Parties agree to attempt to resolve the dispute in a commercially reasonable fashion before instituting any litigation or arbitration (except for emergency injunctive relief). If the parties are unable to resolve the dispute within thirty (30) days, then the parties agree to mediate the dispute with a mutually agreed upon mediator in New York, NY. If the parties cannot agree upon a mediator within ten (10) days after either party shall first request commencement of mediation, each party will select a mediator within five (5) days thereof, and those mediators shall select the mediator to be used. The mediation shall be scheduled within thirty (30) days following the selection of the mediator. The parties further agree that any applicable statute of limitations will be tolled for the period of time from the date mediation is requested until 14 days following the mediation. If the mediation does not resolve the dispute, then the parties irrevocably and unconditionally agree to the arbitration provisions in Section 14.

14. Arbitration. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, Employee and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, Employee’s employment with the Company, or the termination of Employee’s employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules- employment-arbitration/). The arbitration will take place in New York, NY unless otherwise agreed to by the Parties. Employee acknowledges that by agreeing to this arbitration procedure, both Employee and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by Employee or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event Employee intends to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. Employee will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that Employee or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that Employee would be required to pay if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either Employee or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

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15. Successors.

(a) No rights or obligations of Employee under this Agreement may be assigned or transferred by Employee other than Employee’s rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution. Upon Employee’s death, this Agreement and all rights of Employee hereunder shall inure to the benefit of and be enforceable by Employee’s beneficiary or beneficiaries, personal or legal representatives, or estate, to the extent any such person succeeds to Employee’s interests under this Agreement. Subject to compliance with the terms of any Company sponsored benefit plan, Employee shall be entitled to select and change a beneficiary or beneficiaries to receive following Employee’s death any benefit or compensation payable hereunder by giving the Company written notice thereof. In the event of Employee’s death or a judicial determination of Employee’s incompetence, reference in this Agreement to Employee shall be deemed, where appropriate, to refer to Employee’s beneficiary(ies), estate or other legal representative(s).

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns.

(c) The Company shall have the right to assign this Agreement to any successor of substantially all of its business or assets, and any such successor shall be bound by all of the provisions hereof.

16. Governing Law. This Agreement and the rights and obligations of the Parties shall be governed by and construed and enforced in accordance with the substantive laws of New York.

17. Multiple Counterparts. This Agreement may be executed in multiple counterparts each deemed to be an original but all of which together shall constitute but one instrument.

[Signatures on Next Page]

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EXECUTED as of the day, month, and year set forth above as the Effective Date.

LIFEMD, INC.

/s/ Stefan Galluppi
By:	Stefan Galluppi

EMPLOYEE

/s/ Dennis Wijnker
By:	Dennis Wijnker

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